                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   | |            Form 40-F   |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   | |                     No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 AT&T CANADA INC.
                                 (Registrant)


Date: October 8, 2002            By: /s/ Scott Ewart
                                    --------------------------------------------
                                 Name:   Scott Ewart
                                 Title:  Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer
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                                                                [LOGO AT&T HERE]



           AT&T CANADA CONFIRMS CLOSING OF DEPOSIT RECEIPT TRANSACTION

                    PURCHASE OF AT&T CANADA SHARES COMPLETED

                       AT&T CANADA TO ELIMINATE BANK DEBT

  COMPANY CONTINUES TO MAKE PROGRESS TOWARDS A CONSENSUAL CAPITAL RESTRUCTURING

TORONTO, ON (October 8, 2002) - AT&T Canada Inc. (TSX: TEL.B and NASDAQ: ATTC) today reported that AT&T Corp., together with Brascan Financial Corporation and CIBC Capital Partners, completed the previously announced purchase of all outstanding shares of AT&T Canada, that AT&T Corp. does not already own, for CDN$51.21 per share, in cash, pursuant to the terms of the deposit receipt agreement entered into at the time of the creation of AT&T Canada Inc. in June 1999.

As previously indicated, AT&T Canada will use approximately CDN$200 million of the approximately CDN$240 million in proceeds it has received from the exercise of employee stock options prior to the completion of the deposit receipt transaction to repay its bank credit facility in full. When the balance is added to the company's cash reserves following the repayment of the bank facility, the company's cash reserves will be in excess of CDN$400 million.

John McLennan, AT&T Canada's Vice Chairman and CEO, said, "With the back-end transaction now complete, AT&T Corp.'s obligation to our deposit receipt holders has been honoured, and AT&T Canada is in a position to repay our outstanding bank credit facility in full. This moves us closer to establishing a capital structure that can support the continued growth of our business. The closing of the back-end has no impact on our commitment to customers or on our operations. Our next priority is to achieve a consensual restructuring of our public debt. On that front, discussions with our bondholders and AT&T Corp. are progressing well , and we remain confident that we will achieve this goal by year end or sooner."

With the back-end transaction now closed, and reflecting AT&T Corp.'s previously announced arrangement with Brascan and CIBC, AT&T Corp. still holds a 31 percent economic interest and 23 percent voting interest in AT&T Canada. Tricap Investments Corporation, a wholly owned subsidiary of Brascan Financial Corporation, now holds a 63 percent equity interest and a 50 percent voting interest and CIBC Capital Partners holds a six percent equity interest and a 27 percent voting interest.

                                      -1-
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As a privately-held company, AT&T Canada has notified the Toronto Stock Exchange and NASDAQ of its intention to de-list its shares from those exchanges. Nonetheless, in recognition of its public debt still outstanding, AT&T Canada will continue to be subject to all of the disclosure and filing requirements of a public company.

ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.

Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                    -- ## --


FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                       INVESTORS AND ANALYSTS:
Ian Dale                                     Brock Robertson
(416) 345-2227                               (416) 345-3125
ian.dale@attcanada.com                       brock.robertson@attcanada.com

May Chiarot                                  Dan Coombes
(416) 345-2342                               (416) 345-2326
may.chiarot@attcanada.com                    dan.coombes@attcanada.com

                                      -2-